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Filed by State Street Research Money Market Trust
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company:  State Street Research Money Market Trust
SEC File No. 2-97506

This filing relates to the proposed reorganization of certain series of State Street Research trusts ("State Street Research") into certain series of the BlackRock Funds ("BlackRock") pursuant to Agreements and Plans of Reorganization, forms of which are on file with the U.S. Securities and Exchange Commission as appendices to the Combined Prospectus/Proxy Statements on Form N-14 filed by BlackRock on November 8, 2004, and which are incorporated by reference into this filing.

The following is an outline that was distributed by State Street Research to certain State Street Research and PFPC Inc. employees.

                       PROXY/PROSPECTUS STATEMENT MAILING
                              FOR INTERNAL USE ONLY

                              STATE STREET RESEARCH

MIGRATION ACTIVITY
         Transition.......................................................2
         Proxy Mailing....................................................2

FUND IMPACT
         Mappings.........................................................5
         Product Details .................................................7

BLACKROCK REORGANIZATION STICKER MAILING.................................20

ADDITIONAL INFORMATION AND WHERE TO FIND IT

BlackRock Funds ("BlackRock") has filed Combined Prospectus/Proxy Statements with the Securities and Exchange Commission. Registration Statements on Form N-14 (Nos. 333-119445, 333-119446, 333-119447, 333-119457, 333-119448,
333-119449, 333-119450, 333-119451, 333-119452, 333-119453, 333-119454,
333-119456, 333-119458, 333-119459 and 333-119461), of certain BlackRock and
State Street Research ("SSR") funds and other relevant materials regarding the proposed reorganizations (the "Reorganizations") of certain series of SSR trusts into certain series of BlackRock funds. The Combined Prospectus/Proxy Statements were sent to security holders of SSR funds seeking their approval of the reorganizations. WE URGE YOU TO READ THE COMBINED PROSPECTUS/PROXY STATEMENTS FILED BY BLACKROCK WITH THE SEC ON NOVEMBER 8, 2004 AND THE OTHER RELEVANT MATERIALS FILED BY BLACKROCK OR SSR WITH THE SEC BEFORE VOTING OR MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE REORGANIZATIONS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BLACKROCK, SSR AND THE REORGANIZATIONS. You may obtain a free copy of these materials and other documents filed by BlackRock or SSR with the SEC at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by BlackRock may be obtained free of charge by directing such request to: BlackRock Funds, Bellevue Park Corporate Center, 100 Bellevue Parkway, Wilmington, Delaware, 19809, (800) 441-7762. Documents filed with the SEC by SSR may be obtained free of charge by directing such request to: State Street Research, One Financial Center, Boston, Massachusetts, 02111, (877) 773-8637.

                                       1

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     DISTRIBUTED TO THE PUBLIC OR USED IN WRITTEN FORM IN SOLICITING SALES.

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FOR INTERNAL USE ONLY

TRANSITION

1.       WHEN IS THE BLACKROCK ACQUISITION OF THE SSR BUSINESS EXPECTED TO
         CLOSE?
         The transaction is expected to close in the first quarter of 2005.



PROXY MAILINGS

2.       ARE BLACKROCK SHAREHOLDERS AND SSR SHAREHOLDERS BEING PROXIED?
         SSR shareholders are being proxied. BlackRock shareholders are not required to approve the fund reorganization.

3.       WHY ARE SHAREHOLDERS BEING SENT A PROSPECTUS/PROXY STATEMENT?
         SSR shareholders will be sent prospectus/proxy statements asking them to vote on the reorganization of SSR funds into BlackRock funds in connection with BlackRock's recent agreement to acquire the parent company of State Street Research & Management Company ("SSRM"), the investment adviser to the SSR funds, from MetLife, Inc.

4.       WHEN IS THE SSR PROXY MAILING TAKING PLACE?
         The proxy is expected to mail the week of November 8, 2004.

5.       WHEN IS THE SSR SHAREHOLDER MEETING AND WHY IS IT BEING HELD?
         The shareholder meeting is scheduled for December 27, 2004. SSR fund shareholders will be asked to cast their vote for the proposed reorganization of SSR funds into BlackRock funds.

6.       HOW DO I VOTE MY PROXY?
         You may cast your vote by mail, by telephone, online via the Internet or by attending the shareholder meeting. To vote by mail, please mark your vote on the proxy card and sign, date and return the card in the postage-paid envelope provided. To vote online or via telephone, please have the voting form in hand and call the number or go to the website address on the proxy form and follow the instructions, if they appear on the form. It is very important that voting instructions be received no later than December 24, 2004.

7.       WHAT IS THE PURPOSE OF THIS PARTICULAR PROXY SOLICITATION?
         After thoughtful review and consideration, the SSR Board of Trustees has determined that the proposed reorganizations is in the best interest of SSR funds and its shareholders, and recommends that shareholders carefully consider and approve the proposal.

                                       2

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FOR INTERNAL USE ONLY

8. HOW WILL SHAREHOLDERS BENEFIT IF THE PROPOSAL IS APPROVED? The Board believes that shareholders will benefit from:

          o similarities between the investment objectives and policies of each BlackRock fund and the respective SSR fund;

          o the fact that BlackRock has committed to maintain the combined fund's net operating expense ratio at a level no greater than that of the SSR fund until February 1, 2007;

          o the combined fund family's having access to significantly more investment professionals and related resources; and

          o the same level of services shareholders currently receive, in addition to a broader array of investment options offered by a larger fund family.

9.       HOW WILL THE REORGANIZATIONS AFFECT ME?
         If the proposed reorganizations are approved, the assets and certain stated liabilities of the SSR fund will be combined with those of the respective BlackRock fund, an account will be set up in your name at BlackRock and you will receive shares of the BlackRock fund. You would receive shares of the BlackRock fund with an aggregate value equivalent to the net asset value of your SSR fund shares at the time of the transaction.

10.      WILL SSR PORTFOLIO MANAGERS CONTINUE TO MANAGE ALL MUTUAL FUNDS?
         The SSR Trusts' Board believes that the combined fund family will have access to significantly more investment professionals and related resources. In some cases, the combined fund portfolio management team is expected to be led by current SSR managers; in other cases, the team is expected to be led by BlackRock managers; and in other cases, the team is expected to be led by a merged group of SSR and BlackRock managers.

11. WILL I HAVE TO PAY ANY SALES LOAD, COMMISSION OR OTHER SIMILAR FEE IN CONNECTION WITH THE REORGANIZATION?
         You will pay no sales load, commission or other similar fee in connection with the reorganizations. As more fully discussed in the prospectus/proxy statement, the holding period with respect to any contingent deferred sales charge applicable to shares of the BlackRock fund received by you in the reorganization will relate back to their original acquisition of shares of the SSR fund and, as such, will be measured from the earlier of the time (i) you purchased the shares from the SSR fund or (ii) you purchased your shares of any other SSR fund and subsequently exchanged them for shares of the SSR fund.

12. HOW DO OPERATING EXPENSES PAID BY THE BLACKROCK FUND COMPARE TO THOSE PAYABLE BY THE SSR FUND?
         Following the reorganization, the BlackRock fund's contracted combined advisory, administration and 12b-1 fees will be higher. However, BlackRock has committed to maintain the combined fund's net operating expense ratio at a level that is no greater than that of the SSR fund for the year ended March 31, 2004, until February 1, 2007.

         For B Class shareholders, the fund operating expenses for the year ended March 31, 2004, were adjusted to reflect the elimination of a 25 basis points voluntary waiver of 12b-1 fees by SSR.

                                       3

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FOR INTERNAL USE ONLY

13. WHAT WILL I HAVE TO DO TO OPEN AN ACCOUNT IN THE BLACKROCK FUND? WHAT HAPPENS TO MY ACCOUNT IF THE REORGANIZATION IS APPROVED?
         There is no need for you to establish an account with BlackRock. If the reorganization is approved, an account will be set up in your name and your shares automatically will be converted into shares of the BlackRock fund, and we will send you written confirmation that this change has taken place. You will receive the same or similar class of shares of the BlackRock fund, except that holders of SSR fund Class B, R & E shares will receive the BlackRock fund Investor A shares, equal in value to your shares. No certificates for shares will be issued in connection with the reorganization. If you currently hold certificates representing your shares of the SSR fund, it is not necessary to surrender such certificates.

14. WILL I HAVE TO PAY ANY FEDERAL TAXES AS A RESULT OF THE REORGANIZATION? The reorganization is expected to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the reorganization so qualifies, neither the fund nor its shareholders will not recognize any gain or loss in the transactions contemplated by the reorganization.

15.      WHAT IF I REDEEM OR EXCHANGE MY SHARES BEFORE THE REORGANIZATION TAKES
         PLACE?
         If you choose to redeem or exchange your shares before the reorganization takes place, the redemption or exchange will be treated as a normal redemption or exchange of shares and, generally, will be a taxable transaction, and, in the case of redemption, any applicable contingent deferred sales charges will be applied.

16.      WHEN WILL THE REORGANIZATIONS OCCUR?
         If approved by shareholders, the reorganizations are expected to occur in the first quarter of 2005 along with BlackRock's acquisition of SSRM Holdings, Inc. The reorganization will not take place in the event that for any reason BlackRock does not acquire SSRM Holdings, Inc.

17.      WHOM DO I CONTACT FOR FURTHER INFORMATION?
         You can contact your financial adviser for further information. You may also call BlackRock toll-free at 1-888-825-2267.

                                       4

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MAPPINGS

18. WHAT MUTUAL FUND CONSOLIDATION ACTIVITY IS TAKING PLACE? WHAT ARE THE FUND MAPPINGS?
         See grid on next page.

19. WHAT WILL HAPPEN WITH ALL FUND INVESTMENT HISTORY IF THE FUNDS ARE REORGANIZED?
         Eighteen months of history will be available to fund representatives to assist shareholders researching any inquiries.

20.      HOW CAN I GET INFORMATION ON BLACKROCK'S HISTORICAL
         PERFORMANCE/RETURNS?
         Mutual fund shareholders can get historical performance information calling BlackRock toll-free at 1-888-825-2267.

                                      5

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     DISTRIBUTED TO THE PUBLIC OR USED IN WRITTEN FORM IN SOLICITING SALES.

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
----------------------- ----------------- -------------------- -------------------- --------------------------
SSR FUND                MERGE INTO        INVESTMENT STYLE     BENCHMARK FOR BLK    PM TEAM
                                                               FUND
----------------------- ----------------- -------------------- -------------------- --------------------------
SSR Asset Allocation    BLK Balanced      Keep existing        60% S&P 500          Merged team led by
                                          strategy             40% Lehman US        Andrew Damm (BLK) &
                                                               Aggregate            Linda Zhang (SSR)
----------------------- ----------------- -------------------- -------------------- --------------------------
SSR Aurora              BLK Aurora        Keep active          Russell 2500 Value   Merged team led by Wayne
                                          fundamental                               Archambo (BLK)
----------------------- ----------------- -------------------- -------------------- --------------------------
SSR Emerging Growth     BLK Emerging      Keep active          Russell 2500         Consolidate under merged
                        Growth            fundamental          Growth               team led by Neil Wagner
                                                                                    (BLK) & Eileen Leary
                                                                                    (SSR)
----------------------- ----------------- -------------------- -------------------- --------------------------
SSR Exchange            BLK Exchange      Keep existing        No benchmark         SSR large-cap growth
                                          strategy                                  team led by Ed Dowd &
                                                                                    Jeff Lindsey
----------------------- ----------------- -------------------- -------------------- --------------------------
SSR Global Resources    BLK Global        Keep active          Wilshire 5000        SSR energy team led by
                        Resources         fundamental          Modified Energy      Dan Rice & Denis Walsh
----------------------- ----------------- -------------------- -------------------- --------------------------
SSR Government Income   BLK               Keep relative value  Lehman               BLK fixed income team
                        Intermediate                           intermediate Gov't   led by Scott Amero,
                        Government                                                  Keith Anderson & Todd
                                                                                    Kopstein
----------------------- ----------------- -------------------- -------------------- --------------------------
SSR Health Sciences     BLK Health        Keep active          Lipper Health/Bio    Merged team led by Erin
                        Sciences          fundamental          Funds Index          Xie (SSR) & Thomas
                                                                                    Callan (BLK)
----------------------- ----------------- -------------------- -------------------- --------------------------
SSR High Income         BLK High Yield    Keep relative value  Lehman US            BLK fixed income team
                                                               Corporate HY         led by Scott Amero &
                                                                                    Jeff Gary
----------------------- ----------------- -------------------- -------------------- --------------------------
SSR Investment Trust    BLK Select        Change to active     S&P 500              BLK quantitative equity
                        Equity            quant                                     team led by David Byrket
                                                                                    & Fred Herrmann
----------------------- ----------------- -------------------- -------------------- --------------------------
SSR Large-Cap Analyst   BLK Select        Change to active     S&P 500              BLK quantitative equity
                        Equity            quant                                     team led by David Byrket
                                                                                    & Fred Herrmann
----------------------- ----------------- -------------------- -------------------- --------------------------
SSR Large-Cap Value     BLK Large-Cap     Change to active     Russell 1000 Value   BLK quantitative equity
                        Value             quant                                     team led by David Byrket
                                                                                    & Fred Herrmann
----------------------- ----------------- -------------------- -------------------- --------------------------
SSR Legacy              BLK Legacy        Keep active          Russell 1000 Growth  SSR large-cap growth
                                          fundamental                               team led by Ed Dowd &
                                                                                    Jeff Lindsey
----------------------- ----------------- -------------------- -------------------- --------------------------
SSR Mid-Cap Growth      BLK Mid-Cap       Keep active          Russell Midcap       Merged team led by
                        Growth            fundamental          Growth               Eileen Leary (SSR) &
                                                                                    Neil Wagner (BLK)
----------------------- ----------------- -------------------- -------------------- --------------------------
SSR Mid-Cap Value       BLK Mid-Cap       Keep active          Russell Midcap       Merged team led by
                        Value             fundamental          Value                Anthony Forcione (SSR) &
                                                                                    Wayne Archambo (BLK)
----------------------- ----------------- -------------------- -------------------- --------------------------
SSR Money Market        BLK Money Market  Keep relative value  Lipper Money         BLK Institutional
                                                               Market Funds         Management Corp.
                                                               Index
----------------------- ----------------- -------------------- -------------------- --------------------------

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PRODUCT DETAILS


ASSET ALLOCATION

21.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR SSR ASSET ALLOCATION
         FUND?
         The fund seeks to provide a high total return while attempting to limit investment risk and preserve capital. The fund uses an asset allocation strategy, investing varying percentages of its portfolio in three major categories, including stocks, bonds and, to a lesser extent, money market instruments.

22.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR BLK BALANCED FUND?
         The fund seeks to maximize total return, consistent with income generation and prudent investment management. The fund invests primarily in a blend of equity and fixed income securities selected to deliver returns through the combination of capital appreciation and current income.

23.      WHAT DO THE TWO FUNDS HAVE IN COMMON?
         The funds share similar investment objectives and seek to provide broad exposure to equity and fixed income securities through an actively managed asset allocation strategy.

24.      WHAT ARE THE PRIMARY DIFFERENCES BETWEEN THE TWO FUNDS?
         The funds differ in their approach to diversification and security selection. The SSR fund has the flexibility to allocate assets across a broad array of equity and fixed income styles. Security selection in the SSR fund is driven primarily by individual investment team members responsible for specific mandates. In contrast, the BLK fund is limited to investment in primarily large-cap stocks and investment-grade bonds. The BLK fund's security selection is driven by a multi-factor quantitative model.

25.      HOW WILL THE COMBINED FUND BE MANAGED?
         The combined fund will maintain the SSR fund's approach to diversification and security selection.

26.      WHICH FUND'S TRACK RECORD WILL BE MAINTAINED?
         SSR Asset Allocation Fund's track record will be maintained.

27.      WHO WILL COMPRISE THE PORTFOLIO MANAGEMENT TEAM? WHAT ARE THEIR
         BACKGROUNDS?
         Following the reorganization, the team will be led by R. Andrew Damm, Managing Director of BlackRock Advisors since 1995 and Linda Zhang, Vice President and Head of SSR Quantitative Strategy since 2003.

         Mr. Damm is a member of the Portfolio Risk Management Group and the Asset Allocation Committee. His primary responsibility is the oversight of the risk management of domestic equity portfolios. Prior to this, he was the equity product strategist and lead portfolio manager for BlackRock's Large Cap Growth and Core Equity Portfolios.

         Ms. Zhang is also a portfolio manager and a key member of the portfolio management team for SSR Asset Allocation Fund. Prior to joining SSR, she served as an associate portfolio manager for the North American Fixed Income Team at Baring Asset Management.

                                       7

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AURORA

28.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR SSR AURORA FUND?
         The fund seeks to provide high total return, consisting principally of capital appreciation. The fund seeks to achieve its investment objective by investing at least 65% of its total assets in small-cap value stocks.

29. WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR BLK AURORA FUND? They are substantially similar to those of the SSR fund.

30.      HOW WILL THE COMBINED FUND BE MANAGED?
         The combined fund's principal investment objectives will be the substantially similar to those of SSR Aurora Fund; however, it will include the flexibility to invest in mid-cap. As a result, the combined fund's benchmark will change to the Russell 2500(R) Value Index.

31.      WHICH FUND'S TRACK RECORD WILL BE MAINTAINED?
         SSR Aurora Fund's track record will be maintained.

32.      WHO WILL COMPRISE THE PORTFOLIO MANAGEMENT TEAM? WHAT ARE THEIR
         BACKGROUNDS?
         Following the reorganization, the combined fund will be led by Wayne Archambo, CFA, Managing Director at BlackRock Advisors since January 2002.

         Before joining BlackRock, Mr. Archambo was a founding partner and Manager of Boston Partners Asset Management, LP, and manager of small- and mid-cap value equity products since the firm's inception in 1995.

EMERGING GROWTH

33.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR SSR EMERGING GROWTH
         FUND?
         The fund seeks to provide growth of capital by investing at least 65% of its total assets in emerging growth companies, with an emphasis on small-cap companies.

34.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR BLK EMERGING GROWTH
         FUND?
         They are similar to that of the SSR fund.

35.      HOW WILL THE COMBINED FUND BE MANAGED?
         The combined fund's principal investment strategy will be similar to that described above; however, with a greater focus on small- and mid-cap growth companies.

36.      WHICH FUND'S TRACK RECORD WILL BE MAINTAINED?
         SSR Emerging Growth Fund's track record will be maintained.

37.      WHO WILL COMPRISE THE PORTFOLIO MANAGEMENT TEAM? WHAT ARE THEIR
         BACKGROUNDS?
         Following the reorganization, the combined fund management team will be led by Eileen Leary, CFA, Managing Director of SSR, and Neil Wagner, Managing Director of BlackRock.

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         Ms. Leary joined SSR in 1989, has been an investment professional since
         1993 and has been responsible for the day-to-day portfolio management of SSR Mid-Cap Growth Fund since 2002.

         Prior to joining BlackRock in April 2002, Mr. Wagner was a portfolio manager at MFS Investment Management since 1998. Prior to that, he was a senior research analyst at DFS Advisors LLC from 1997 to 1998 and an associate at Berkshire Partners from 1995 to 1997.

EXCHANGE

38. WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR SSR EXCHANGE FUND? The fund seeks long-term growth of capital and consequent long-term growth of income by investing largely in a diversified and supervised portfolio of common stocks, or securities convertible into common stocks, believed to have growth potential over time.

39. WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR BLK EXCHANGE FUND? They are substantially similar to that of the SSR fund.

40.      HOW WILL THE COMBINED FUND BE MANAGED?
         The combined fund's principal investment strategies will be substantially similar to that described above.

41.      WHICH FUND'S TRACK RECORD WILL BE MAINTAINED?
         SSR Exchange Fund's track record will be maintained.

42.      WHO WILL COMPRISE THE PORTFOLIO MANAGEMENT TEAM? WHAT ARE THEIR
         BACKGROUNDS?
         Following the reorganization, the combined fund management team will be led by Edward Dowd and Jeffrey Lindsey.

         Jeffrey Lindsey, CFA, and Edward Dowd are co-portfolio managers of the SSR fund. They have been responsible for the day-to-day management of the SSR fund since December 2002. A managing director, Mr. Lindsey joined the firm in 2002. During the past five years, he has also served as a managing director and Senior Vice President at Putnam Investments.

         A Vice President, Mr. Dowd joined the firm in 2002. During the past five years he has also served as a Vice President at Independence Investment LLC and as an equity research associate at Donaldson, Lufkin & Jenrette.

GLOBAL RESOURCES

43.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR SSR GLOBAL RESOURCES
         FUND?
         The fund seeks to provide long-term growth of capital by investing at least 80% of its net assets in securities of energy and natural resources companies and companies in associated businesses, as well as utilities.

44.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR BLK GLOBAL RESOURCES
         FUND?
         They are similar to that of the SSR fund.

45.      HOW WILL THE COMBINED FUND BE MANAGED?
         The combined fund's principal investment strategies will be similar to that described above.

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46.      WHICH FUND'S TRACK RECORD WILL BE MAINTAINED?
         SSR Global Resources Fund's track record will be maintained.

48.      WHO WILL COMPRISE THE PORTFOLIO MANAGEMENT TEAM? WHAT ARE THEIR
         BACKGROUNDS?
         Following the reorganization, the combined fund management team will be led by Daniel Rice, Senior Vice President, and Denis Walsh, CFA, Managing Director.

         Daniel J. Rice has been portfolio manager since the SSR fund's inception in March 1990. He joined the firm in 1984 and has worked as an investment professional since 1979.

         Denis Walsh has been an energy analyst for the SSR fund since joining the firm in 1999; he has worked as an investment professional since 1982.

GOVERNMENT INCOME

49.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR SSR GOVERNMENT INCOME
         FUND?
         The fund seeks to achieve high current income by investing at least 80% of its net assets in U.S. government securities, including those issued by the U.S. Treasury, the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Resolution Funding Corporation.

50. WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR BLK INTERMEDIATE GOVERNMENT FUND?
         The fund's investment objective is to seek to maximize total return, consistent with income generation and prudent investment management. The fund invests primarily in the highest-rated government and agency bonds and maintains an average portfolio duration that is within +/-20% of the Lehman Brothers Intermediate Government Index.

51.      WHAT DO THE TWO FUNDS HAVE IN COMMON?
         The funds attempt to provide diversified exposure to high-quality fixed income securities issued primarily by the U.S. government and its agencies.

52.      WHAT ARE THE PRIMARY DIFFERENCES BETWEEN THE TWO FUNDS?
         The SSR fund may invest in non-U.S. securities. While the BlackRock fund may invest 20% of its assets in other securities, typically it will not invest in non-U.S. securities. The funds also differ with regard to their guidelines for average maturity and duration. The SSR fund generally invests in securities with medium- to long-term maturities, while the BlackRock fund maintains a dollar-weighted average maturity of 3 to 10 years.

53.      HOW WILL THE COMBINED FUND BE MANAGED?
         The combined fund's principal investment strategy will be similar to that of the BlackRock fund.

54.      WHICH FUND'S TRACK RECORD WILL BE MAINTAINED?
         BLK Intermediate Government Fund's track record will be maintained.

55.      WHO WILL COMPRISE THE PORTFOLIO MANAGEMENT TEAM? WHAT ARE THEIR
         BACKGROUNDS?
         Following the reorganization, the combined fund will be managed by a team of investment professionals at BlackRock Fund Management (BFM). The following individuals with day-to-day

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         responsibility are: Scott Amero, Managing Director of BFM since 1990;
         Keith Anderson, Managing Director of BFM since 1988; and Todd Kopstein, Managing Director of BFM since 2003.

         Mr. Kopstein spent two years as an analyst in the Account Management Group followed by one and one-half years with BlackRock Solutions. He became a portfolio manager specializing in short-duration securities in 1998. Scott Amero has been a member of the team managing the BlackRock fund since 1992, Keith Anderson since 1992 and Todd Kopstein since 1998. Scott Amero has been a portfolio co-manager since inception, Keith Anderson since 1999 and Todd Kopstein since January 2003.

HEALTH SCIENCES

56.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR SSR HEALTH SCIENCES
         FUND?
         The fund seeks to provide long-term growth of capital by investing at least 80% of its total assets in securities of companies in health sciences and related industries. The fund invests in health care companies comparable in size to those in the health care sector of the Russell 3000(R) Index or in similar companies, including foreign companies.

57.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR BLK HEALTH SCIENCES
         FUND?
         They are similar to those of the SSR fund.

58.      HOW WILL THE COMBINED FUND BE MANAGED?
         The combined fund's principal investment strategies will be substantially similar to the objectives of the SSR fund.

59.      WHICH FUND'S TRACK RECORD WILL BE MAINTAINED?
         SSR Health Sciences Fund's track record will be maintained.

60.      WHO WILL COMPRISE THE PORTFOLIO MANAGEMENT TEAM? WHAT ARE THEIR
         BACKGROUNDS?
         Following the reorganization, the combined fund management team will be led by Thomas Callan and Erin Xie, PhD.

         Mr. Callan, Managing Director and senior portfolio manager, is a member of the global small-capitalization equity team. He is a lead manager for all global small-capitalization portfolios and is a member of the Equity Investment Strategy Group. Before becoming part of BlackRock's global small-capitalization team in 1998, Mr. Callan was with the PNC Asset Management Group, which he joined in 1994. Mr. Callan began his career at PNC Bank as a personal trust portfolio manager in 1998 and became a research analyst in 1992.

         Erin Xie, senior vice president, Ph.D. is the portfolio manager of the SSR fund. Ms. Xie has assisted with the management of the SSR fund since 2001 and became a portfolio manager in July 2003. Ms. Xie joined SSR in 2001 as an equity analyst covering the health care sector. Prior to joining the firm, Ms. Xie was an Associate in Pharmaceutical Equity Research at Sanford Berstein.


HIGH INCOME

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61.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR SSR HIGH INCOME FUND?
         The fund seeks, primarily, high current income and, secondarily, capital appreciation, from investments in fixed income securities. The fund invests at least 80% of its net assets in lower-quality securities--primarily "junk bonds."

62. WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR BLK HIGH YIELD FUND? The fund seeks to maximize total return, consistent with income generation and prudent investment management. The fund invests primarily in non-investment-grade bonds with maturities of ten years or less. The fund normally invests at least 80% of its assets in high-yield bonds, including convertible and preferred securities.

63.      WHAT DO THE TWO FUNDS HAVE IN COMMON?
         The funds attempt to provide both income and capital appreciation through diversified exposure to non-investment-grade bonds. Each fund invests at least 80% of its assets in non-investment-grade bonds issued by companies believed to possess adequate cash flows, attractive valuations and strong management teams.

64.      WHAT ARE THE PRIMARY DIFFERENCES BETWEEN THE TWO FUNDS?
         While both funds invest primarily in non-investment-grade bonds, they have different benchmarks: the Credit Suisse First Boston Global High Yield Index II for the SSR fund, versus the Lehman Brothers U.S. Corporate High Yield Index for the BlackRock fund.

         The SSR fund has greater flexibility with regard to its investable universe. It may invest without limit in non-U.S. securities, while the BlackRock fund is limited to investing 10% of its assets in non-U.S. securities that are not U.S. dollar-denominated. The SSR fund may invest up to 20% of its assets in CCC/Caa or lower-rated securities, while the BlackRock fund is limited to investing 10% of its assets in these types of securities.

         The funds also differ with regard to their guidelines for maturity. The SSR fund may invest in bonds of any maturity, although it generally invests in those with medium- to long-term maturities. The BlackRock fund invests primarily in bonds with maturities of ten years or less.

65.      HOW WILL THE COMBINED FUND BE MANAGED?
         The combined fund's principal investment strategy will be similar to those of the BlackRock fund.

66.      WHICH FUND'S TRACK RECORD WILL BE MAINTAINED?
         BLK High Yield Fund's track record will be maintained.

67.      WHO WILL COMPRISE THE PORTFOLIO MANAGEMENT TEAM? WHAT ARE THEIR
         BACKGROUNDS?
         Following the reorganization, the combined fund will be managed by a team of investment professionals at BlackRock Financial Management, Inc. (BFM), including the following individuals with day-to-day responsibility: Jeff Gary, Managing Director of BFM since 2003, and Scott Amero, Managing Director of BFM since 1990.

         Jeff Gary is the head of the high yield team. Prior to joining BFM, he was a Managing Director and portfolio manager with AIG (American General) Investment Group. Jeff Gary and Scott Amero have been portfolio managers since September 2003, and Scott Amero has been part of the portfolio management team since the BlackRock fund's inception.

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INVESTMENT TRUST

68. WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR SSR INVESTMENT TRUST? The fund seeks to provide long-term growth of capital and, secondarily, long-term growth of income. The fund seeks to achieve its investment objective by investing at least 65% of its net assets in stocks and convertible securities that have long-term growth potential.

69. WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR BLK SELECT EQUITY FUND? The fund seeks long-term capital appreciation by investing at least 80% of its net assets in equity securities.

70.      WHAT DO THE TWO FUNDS HAVE IN COMMON?
         The funds share similar investment objectives and a common benchmark, the S&P 500 Index. In addition, both funds invest primarily in a diverse portfolio of large-cap stocks.

71.      WHAT ARE THE PRIMARY DIFFERENCES BETWEEN THE TWO FUNDS?
         While both funds seek to provide long-term growth of capital or capital appreciation, the SSR fund also seeks secondarily to provide long-term growth of income.

         In addition, though both funds are actively managed, they use unique criteria to identify promising stocks. The SSR fund looks at fundamental business prospects to identify stocks that have long-term growth potential. The BlackRock fund uses a multi-factor quantitative model to identify stocks with rising earnings expectations that sell at low relative valuations, then selects stocks from this universe that it believes offer the maximum return per unit of risk. The BlackRock fund rebalances the portfolio regularly, selling a stock when it no longer offers an appropriate risk/return tradeoff.

72.      HOW WILL THE COMBINED FUND BE MANAGED?
         The combined fund's principal investment strategy will be similar to that of the BlackRock fund.

73.      WHICH FUND'S TRACK RECORD WILL BE MAINTAINED?
         BLK Select Equity Fund's track record will be maintained.

74.      WHO WILL COMPRISE THE PORTFOLIO MANAGEMENT TEAM? WHAT ARE THEIR
         BACKGROUNDS?
         Following the reorganization, the combined fund will be managed by BlackRock Advisors, including the following individuals with day-to-day responsibility: David E. Byrket, CFA, Managing Director, and Frederick
         W. Herrmann, CFA, Managing Director at BlackRock Advisors.

         Mr. Byrket and Mr. Herrmann have managed BlackRock's Large Cap Value Equity Portfolio, Large Cap Growth Equity Portfolio, Select Equity Portfolio and the equity portion of BlackRock's Balanced Portfolio, as well as institutional accounts at BlackRock, since March 2003. Prior to joining BlackRock in 2003, both Mr. Byrket and Mr. Herrmann were Managing Directors at Weiss, Peck, and Greer, LLC, where they were responsible for managing quantitative equity portfolios for institutional and high-net worth accounts and mutual funds since 1996.

LARGE-CAP ANALYST

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75.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR SSR LARGE-CAP ANALYST
         FUND?
         The fund seeks to provide long-term growth of capital. The SSR fund seeks to achieve its investment objective by investing at least 80% of its net assets in large-cap stocks and convertible securities of U.S. and foreign companies.

76. WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR BLK SELECT EQUITY FUND? The fund seeks to provide long-term capital appreciation by investing at least 80% of its net assets in equity securities.

77.      WHAT DO THE TWO FUNDS HAVE IN COMMON?
         The funds share similar investment objectives and seek to maintain sector allocations similar to those of their respective benchmarks. In pursuing their objective, both funds invest at least 80% of the net assets primarily in a diverse portfolio of large-cap stocks.

78.      WHAT ARE THE PRIMARY DIFFERENCES BETWEEN THE TWO FUNDS?
         While both funds invest primarily in large-cap stocks, they have different benchmarks: the Russell 1000(R) Index for the SSR fund, versus the S&P 500 Index for the BlackRock fund.

         Though both funds are actively managed, they use unique criteria to identify promising stocks. The SSR fund looks at fundamental business prospects to identify stocks that have long-term growth potential. The BlackRock fund uses a multi-factor quantitative model to identify stocks with rising earnings expectations that sell at low relative valuations, then selects stocks from this universe that it believes offer the maximum return per unit of risk. The BlackRock fund rebalances the portfolio regularly, selling a stock when it no longer offers an appropriate risk/return tradeoff.

         The SSR fund has greater flexibility with regard to its investable universe. It must invest at least 80% of its net assets in large-cap stocks and convertible securities of U.S. and foreign companies, while the BlackRock fund must invest at least 80% of its net assets in large-cap stocks and convertible securities of U.S. companies.

79.      HOW WILL THE COMBINED FUND BE MANAGED?
         The combined fund's principal investment strategy will be similar to that of the BlackRock fund.

80.      WHICH FUND'S TRACK RECORD WILL BE MAINTAINED?
         BLK Select Equity Fund's track record will be maintained.

81.      WHO WILL COMPRISE THE PORTFOLIO MANAGEMENT TEAM? WHAT ARE THEIR
         BACKGROUNDS?
         Following the reorganization the combined fund will be managed by BlackRock Advisors, including the following individuals with day-to-day responsibility: David E. Byrket, CFA, Managing Director, and Frederick
         W. Herrmann, CFA, Managing Director at BlackRock Advisors.

         Mr. Byrket and Mr. Herrmann have managed BlackRock's Large Cap Value Equity Portfolio, Large Cap Growth Equity Portfolio, Select Equity Portfolio and the equity portion of BlackRock's Balanced Portfolio, as well as institutional accounts at BlackRock, since March 2003. Prior to joining BlackRock in 2003, both Mr. Byrket and Mr. Herrmann were Managing Directors at Weiss, Peck, and Greer, LLC, where they were responsible for managing quantitative equity portfolios for institutional and high-net worth accounts and mutual funds since 1996.

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LARGE-CAP VALUE

82.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR SSR LARGE-CAP VALUE
         FUND?
         The fund seeks to provide long-term growth of capital, and, secondarily, income. The fund seeks to achieve its investment objective by investing at least 80% of its net assets in large-cap stocks and convertible securities.

83.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR BLK LARGE-CAP VALUE
         FUND?
         The fund seeks long-term capital appreciation and, secondarily, current income. The fund seeks to achieve its investment objective by investing at least 80% of its net assets in equity securities issued by U.S. large-cap value companies (defined as those with market capitalizations equal to those within the universe of Russell 1000(R) Value Index stocks).

84.      WHAT DO THE TWO FUNDS HAVE IN COMMON?
         The funds share similar investment objectives and a common benchmark, the Russell 1000 Value Index. In pursuing their objective, the funds invest primarily in a diverse portfolio of large-cap stocks. In constructing the portfolio, the funds employ a value approach, seeking stocks trading at a temporary discount to estimates of fair value.

85.      WHAT ARE THE PRIMARY DIFFERENCES BETWEEN THE TWO FUNDS?
         The funds each use unique criteria to identify promising stocks and also differ in their sector weightings relative to the benchmark.

86.      HOW WILL THE COMBINED FUND BE MANAGED?
         The combined fund's principal investment objectives and strategy will be similar to the objectives of the BlackRock fund.

87.      WHICH FUND'S TRACK RECORD WILL BE MAINTAINED?
         BLK Large-Cap Value Fund's track record will be maintained.

88.      WHO WILL COMPRISE THE PORTFOLIO MANAGEMENT TEAM? WHAT ARE THEIR
         BACKGROUNDS?
         Following the reorganization, the combined fund will be managed by a team of investment professionals at BlackRock Advisors, including the following individuals with day-to-day responsibility: David E. Byrket, CFA, Managing Director, and Frederick W. Herrmann, CFA, Managing Director at BlackRock Advisors.

         Mr. Byrket and Mr. Herrmann have managed BlackRock's Large Cap Value Equity Portfolio, Large Cap Growth Equity Portfolio, Select Equity Portfolio and the equity portion of BlackRock's Balanced Portfolio, as well as institutional accounts at BlackRock, since March 2003. Prior to joining BlackRock in 2003, both Mr. Byrket and Mr. Herrmann were Managing Directors at Weiss, Peck, and Greer, LLC, where they were responsible for managing quantitative equity portfolios for institutional and high-net worth accounts and mutual funds since 1996.

LEGACY

89.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR SSR LEGACY FUND?

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         The fund seeks to provide long-term growth of capital by investing at least 65% of its total assets in stocks and convertible securities of mid- and large-size companies. In managing its portfolio, the fund employs a tax-managed strategy.

90. WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR BLK LEGACY FUND? They are substantially similar to those of the SSR fund.

91.      HOW WILL THE COMBINED FUND BE MANAGED?
         The combined fund's principal investment objectives will be substantially similar to the objectives of the SSR fund. However, prior to the reorganization, the SSR Trust Board changed the SSR fund's management style to NON-tax-managed. This change will be effective when the funds are combined. The resulting combined fund will not be tax-managed.

92.      WHICH FUND'S TRACK RECORD WILL BE MAINTAINED?
         SSR Legacy Fund's track record will be maintained.

93.      WHO WILL COMPRISE THE PORTFOLIO MANAGEMENT TEAM? WHAT ARE THEIR
         BACKGROUNDS?
         Following the reorganization, the combined fund management team will be led by Edward Dowd and Jeffrey Lindsey, CFA. Jeff Lindsey and Ed Dowd are co-portfolio managers of the SSR fund. They have been responsible for the day-to-day management of the SSR fund since December 2002.

         Mr. Lindsey joined State Street Research in 2002. During the past five years, he has also served as a Managing Director and Senior Vice President at Putnam Investments.

         A Vice President, Mr. Dowd joined the firm in 2002. During the past five years he has also served as a Vice President at Independence Investment LLC and as an equity research associate at Donaldson, Lufkin & Jenrette.

MID-CAP GROWTH

94.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR SSR MID-CAP GROWTH
         FUND?
         The fund seeks to provide long-term growth of capital by investing at least 80% of its net assets in mid-cap stocks.

95.      WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR BLK MID-CAP GROWTH
         FUND?
         The fund seeks to provide long-term capital appreciation by investing at least 80% of its net assets in equity securities issued by U.S. mid-cap growth companies which the fund management team believes have above-average earnings growth potential.

96.      WHAT DO THE TWO FUNDS HAVE IN COMMON?
         The funds share similar investment objectives and a common benchmark, the Russell Midcap(R) Growth Index. In pursuing their objective, the funds invest primarily in a diverse portfolio of mid-cap stocks utilizing active, fundamental security selection.

97.      WHAT ARE THE PRIMARY DIFFERENCES BETWEEN THE TWO FUNDS?
         While both funds invest primarily in mid-cap stocks, they use slightly different definitions for capitalization range. The SSR fund considers mid-cap growth stocks to be those of companies who are comparable in size to the companies comprising the Russell Midcap Growth Index

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         (currently ranging from $527 million to $13.1 billion), the S&P MidCap
         400 Index (currently ranging from $340 million to $14.3 billion) or a similar index. The BlackRock fund currently considers mid-cap growth stocks to be those of companies with market capitalizations between $1 billion and $10 billion. The difference in market cap definition is not expected to have a material impact on the primary investment strategy of the combined fund.

         The SSR fund has greater flexibility with regard to its investable universe. It must invest at least 80% of its net assets in mid-cap stocks and convertible securities of U.S. and foreign companies, but also may invest up to 20% of its assets in other securities, including other stocks and bonds. The BlackRock fund must invest at least 80% of its assets in U.S. mid-cap stocks. While it may invest up to 20% of its assets in other securities, it typically will not invest in bonds.

98.      HOW WILL THE COMBINED FUND BE MANAGED?
         The combined fund's principal investment strategy will be similar to that of the BlackRock fund.

99.      WHICH FUND'S TRACK RECORD WILL BE MAINTAINED?
         BLK Mid-Cap Growth Fund's track record will be maintained.

100.     WHO WILL COMPRISE THE PORTFOLIO MANAGEMENT TEAM? WHAT ARE THEIR
         BACKGROUNDS?
         Following the reorganization, the fund management team will be led by Eileen M. Leary, CFA, and Neil Wagner.

         Prior to joining BlackRock in April 2002, Mr. Wagner was a portfolio manager at MFS Investment Management since 1998. Prior to that, he was a senior research analyst at DFS Advisors LLC from 1997 to 1998 and an associate at Berkshire Partners from 1995 to 1997.

         Eileen M. Leary, CFA, has been responsible for the day-to-day portfolio management of the SSR fund since October 2002. A Senior Vice President, Ms. Leary joined the firm in 1989 and has been an investment professional since 1993.

MID-CAP VALUE

101. WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR SSR MID-CAP VALUE FUND? The fund seeks to provide long-term growth of capital. The fund invests at least 80% of its net assets in mid-cap stocks and convertible securities.

102. WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR BLK MID-CAP VALUE FUND? The fund seeks to provide long-term capital appreciation. The fund's strategy consists of investing at least 80% of its net assets in equity securities issued by U.S. mid-cap value companies (those with market capitalizations between $1 billion and $10 billion).

103.     WHAT DO THE TWO FUNDS HAVE IN COMMON?
         The funds share similar investment objectives and a common benchmark, the Russell Midcap(R) Value Index.

104.     WHAT ARE THE PRIMARY DIFFERENCES BETWEEN THE TWO FUNDS?
         While both funds invest primarily in mid-cap stocks, they use slightly different definitions for this cap range. The SSR fund considers mid-cap value stocks to be those of companies that are comparable in size to the companies comprising the Russell Midcap Value Index (currently

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         ranging from $527 million to $14.9 billion) or a similar index. The
         BlackRock fund considers mid-cap value stocks to be those of companies with market capitalization between $1 billion and $10 billion.

         The SSR fund has greater flexibility with regard to its investable universe. It must invest at least 80% of its net assets in mid-cap stocks and convertible securities of U.S. and foreign companies, but also may invest up to 20% of its assets in other securities, including other stocks and bonds. The BlackRock fund must invest at least 80% of its assets in U.S. mid-cap stocks. While it may invest up to 20% of its assets in other securities, it typically will not invest in bonds. The combined fund may from time to time invest in initial public offerings; however, will generally not invest in bonds of foreign issuers.

105.     HOW WILL THE COMBINED FUND BE MANAGED?
         The combined fund's principal investment strategy will consist of investing at least 80% of its net assets in equity securities issued by mid-cap value companies (companies that are comparable in size to the companies comprising the Russell Midcap Value Index or a similar index). The combined fund will primarily buy common stocks but also will be able to invest in preferred stock and securities convertible into common and preferred stock.

106.     WHICH FUND'S TRACK RECORD WILL BE MAINTAINED?
         SSR Mid-Cap Value Fund's track record will be maintained.

107.     WHO WILL COMPRISE THE PORTFOLIO MANAGEMENT TEAM? WHAT ARE THEIR
         BACKGROUNDS?
         The BlackRock Fund is lead managed by Wayne J. Archambo, Managing Director of BlackRock Advisors, and Anthony Forcione, Vice President of SSR.

         Mr. Archambo was a founding partner and manager of Boston Partners Asset Management, LP's small- and mid-cap value equity products since the firm's inception in 1995. He has been the BlackRock fund's manager since January 2002.

         Mr. Forcione has assisted with the management of the SSR fund since 2000. Mr. Forcione, a Vice President, joined SSRM in 1992. In early 1996, he joined SSRM's Central Equity Research group as a research associate, became an equity analyst in 1997 and joined the large-cap and mid-cap value teams in 1999.

MONEY MARKET

108. WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR SSR MONEY MARKET FUND? The fund seeks to provide a high level of current income consistent with the preservation of capital and maintenance of liquidity. The fund invests at least 95% of its total assets in high-quality securities called "first tier" securities. These include U.S. government securities and corporate securities that, at the time of purchase, are rated by such firms as Standard & Poor's and Moody's in their highest short-term major rating categories, or are unrated securities that are considered equivalent by the investment manager.

109. WHAT ARE THE CURRENT OBJECTIVE AND STRATEGY FOR BLK MONEY MARKET FUND? The fund seeks to provide as high a level of current income as is consistent with maintaining liquidity and stability of principal. The fund's strategy consists of investing in a broad range of

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         short-term, high-quality, U.S. dollar-denominated instruments, including government, bank, commercial and other obligations.

110.     WHAT DO THE TWO FUNDS HAVE IN COMMON?
         The funds have similar investment objectives and invest in a broad range of high-quality, short-term instruments. The funds are managed to maintain a dollar-weighted average maturity of 90 days or less and a net asset value of $1.00 per share.

111.     WHAT ARE THE PRIMARY DIFFERENCES BETWEEN THE TWO FUNDS?
         The funds differ slightly with regard to their guidelines for quality. The SSR fund must invest at least 95% of its assets in "first tier" securities and up to 5% in "second tier" securities, while the BlackRock fund can purchase securities from either of these categories without limit.

112.     HOW WILL THE COMBINED FUND BE MANAGED?
         The combined fund's principal investment strategy will be similar to that of the BlackRock fund.

113.     WHICH FUND'S TRACK RECORD WILL BE MAINTAINED?
         BLK Money Market Fund's track record will be maintained.

114.     WHO WILL COMPRISE THE PORTFOLIO MANAGEMENT TEAM? WHAT ARE THEIR
         BACKGROUNDS?
         Following the reorganization, BlackRock Institutional Management Corporation, as subadvisor, will be responsible for the day-to-day management of the combined fund.

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BLACKROCK REORGANIZATION STICKER MAILING

115. CAN YOU TELL ME OR SEND ME MORE INFORMATION ABOUT THE ACQUISITION OF STATE STREET RESEARCH & MANAGEMENT COMPANY BY BLACKROCK? On August 26, 2004, BlackRock, Inc. and MetLife, Inc. announced in a press release that they had entered into an agreement under which BlackRock will acquire from MetLife the holding company of State Street Research & Management Company. Closing is expected in early 2005 pending required regulatory and fund shareholder approvals and other closing conditions. No further information is available at this time.

116.     CAN YOU SEND ME A COPY OF THE PRESS RELEASE?
         Yes. (TAKE NAME AND ADDRESS. ENCLOSE COVER LETTER ACKNOWLEDGING ONLY THAT YOU ARE PROVIDING THE
         INFORMATION THEY REQUESTED AND YOUR TOLL FREE NUMBER.)

117. CAN YOU SEND ME A COPY OF THE PROSPECTUS FOR THE BLACKROCK FUNDS REFERRED TO IN THE PROSPECTUS STICKER?
         You should contact BlackRock directly by calling 1-888-825-2267.

118. IN THE MEANTIME, CAN YOU PROVIDE ME WITH INFORMATION ABOUT A PARTICULAR SSR FUND?
         Yes, we can send you a current prospectus. (TAKE NAME AND ADDRESS AND FOLLOW NORMAL PROCEDURE FOR SENDING OUT PROSPECTUSES.)

119. CAN YOU TELL ME OR SEND ME MORE INFORMATION ABOUT THE COMBINATION OF THE STATE STREET RESEARCH FUNDS AND THE BLACKROCK FUNDS? Yes (FULFILL WITH N-14). A combined prospectus/proxy statement related to the proposed fund reorganizations is expected to be mailed in early November to shareholders of the SSR funds, in anticipation of a shareholder meeting in late December 2004.

120.     CAN YOU SEND ME INFORMATION ON A PARTICULAR BLACKROCK FUND?
         You should contact BlackRock directly by calling 1-888-825-2267.

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